EXHIBIT 1

Wynnefield Capital, Inc.

450 Seventh Avenue

New York, New York 10123

November 12, 2012

Mr. Peter Woodward

Chairman of the Board

Hampshire Group, LTD

114 West 41st Street

New York, NY 10036

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FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS

Dear Mr. Woodward,

I am writing this letter as long term shareholder of Hampshire Group, and as an investor with 30 years’ experience in small cap value investing, particularly in the apparel and textile industries, formerly as the Director of Research at Lazard Freres in the 1980’s and currently as the General Partner of Wynnefield Capital, a $250 million limited partnership investment firm, since 1992. During this time as an investor, I have increasingly focused my efforts on improving the corporate governance of my portfolio companies and as a result engaging in shareholder activism.

In its experience over the years as a small cap investor, Wynnefield has often encountered that when a new management comes in and rescues a formerly corrupt executive team, the new management takes on an aura of entitlement and feels it deserves a “free pass.” We do not approve of that culture and will not tolerate that type of management team working for us and the rest of the outside shareholders, the true owners of the company. Far too often such managements have no ownership stakes in our companies, and, supported by board members with similar inconsequential equity stakes, they take excessive cash compensation, rest on their laurels, and fail to exhibit the skills or urgency necessary to reverse the Company’s performance and grow our companies’ earnings and prospects.

While I have communicated to you before I raised my stake in Hampshire Group to above 5% regarding the Company’s poor financial performance, I determined in fairness to hold off until your latest quarter was released. The numbers are now out and it is evident that despite a small improvement, they continue to be unacceptable.

Each of Hampshire’s financial metrics is poor: Book value has halved from more than $10/share to $4.75/share, and working capital has halved from $60mm to less than $25mm. 2012 sales are forecast to be half 2008’s. Gross margins remain less than 20%, well below industry standards, and we continue to lose money on an operating basis (meaning our expenses consume our entire gross profit, and then some.)

In your September 2012 8-K, you forecast significant operating losses and negative EBITDA for 2012. The EBITDA margins projected for 2013 are well below those produced by comparable companies and are predicated on healthy license sales to JC Penney – a dubious assumption.

I would like to immediately meet with the entire Board of Directors in person to discuss ways to reverse your current underperformance, which according to your projections, is expected to continue.

I am available to discuss this immediately and can be reached directly at 212-760-0134 or at nobus@wynnefieldcapital.com.

Sincerely,

/s/ Nelson Obus

Nelson Obus, Managing Member

Wynnefield Capital Management, LLC

Cc: Board of Directors

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